Exhibit 12(d)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Nine Months Ended
	December 31,					September 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$14,196	$16,892	$16,820	$17,312	$21,061	$16,012
Interest applicable to rentals	747	635	620	676	422	701

Total fixed charges, as defined	14,943	17,527	17,440	17,988	21,483	16,713

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,569	1,177

Combined fixed charges and preferred dividends, as defined	$16,512	$19,096	$19,009	$19,557	$23,052	$17,890

Earnings as defined:

Net Income	$19,878	$12,608	$31,030	$44,925	$48,849	$44,389
Add:
Provision for income taxes:
Total	8,645	2,277	13,450	25,190	28,705	25,316
Fixed charges as above	14,943	17,527	17,440	17,988	21,483	16,713

Total earnings, as defined	$43,466	$32,412	$61,920	$88,103	$99,037	$86,418

Ratio of earnings to fixed charges, as defined	2.91	1.85	3.55	4.90	4.61	5.17

Ratio of earnings to combined fixed charges and preferred dividends, as defined	2.63	1.70	3.26	4.50	4.30	4.83

_________________
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.